Mundoval Differentiators

- Management Team invested in fund alongside clients.

- Long-term investment horizon with low turnover of portfolio holdings.

- Diversified across both US and international businesses.

- Consistent investment approach through market cycles.

Mundoval Facts as of 7/30/10 Ticker: MUNDX CUSIP: 62613P202 Inception Date: 9/3/2004 Holdings: 37 2009 Turnover: 15% Net Assets: $10.4 mil Expense Ratio: 1.50% No sales loads or distribution fees

Gold vs. Stocks: a Store of Value or a Creator of Value

An investment in gold is often viewed as a safe-haven in times of economic uncertainty. And although the world's economies are now largely paper-based, many investors use gold as a store of value.

Yet gold generates no income, offers no services, and beyond jewelry, has few practical applications. Even so, the cost per ounce of gold has jumped from less than $300 to over $1,100 in the past decade thanks almost entirely to investor demand.1

In fact, the World Gold Council calculates that gold demand for jewelry increased only 2.8% since 2007, while gold demand from investors increased 165% in the same time period, driving up prices.2

While gold may be a store of value, the Mundoval Fund invests in business we believe are valuable today and will continue to create value for shareholders into the future.

$1,183 buys 1oz. gold or the following wealth-creating Mundoval businesses:

1oz. gold = 26 shares Apollo Group > The world's largest for-profit education company has over 443,000 enrolled students, 110,000 more than all universities in the Pac-10 conference combined.3

1oz. gold = 93 shares Banco Santander > One of the world's largest financial institutions with $1.5 trillion in assets and 14,000 branches spread across Latin America, Brazil, the UK, and Europe.4

1oz. gold = 34 shares GlaxoSmithKline > The pharmaceutical giant distributes 35 doses of vaccine every second and in 2009, generated $10.8 billion in free cash.5

1oz. gold = 41 shares Unilever > The food and household goods producer of Slim-Fast, Lipton, and Vaseline generated net income of over $5 billion in 2009.6

1oz. gold = 113 shares Mundoval Fund > With a net asset value of $10.51, each share of the Mundoval Fund is an ownership stake in our value approach to investing. By holding common stock, Mundoval aims to participate in the wealth creation of dynamic businesses around the world.

Learn More

Read about the Mundoval Fund's global value strategy and download an account application at: www.Mundoval.com

Important Considerations:

Investors should consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. The Fund’s prospectus contains this and other information about the Fund and is available upon request by calling (877) 59-FUNDS, or by visiting the Fund’s website at www.mundoval.com. Please obtain and carefully read the prospectus before investing.

Portfolio holdings are subject to change and are not recommendations to buy or sell individual stocks. Gold price and share numbers based on share prices as of July 30, 2010. 1) World Gold Council www.gold.org, Research and Statistics, Prices. 2) World Gold Council www.gold.org, Identifiable Gold Demand. 3) www.apollagrp.edu, 2009 Apollo Group Inc. Annual Report and www.pac-10.org, Fan Headquarters, General. 4) www.santander.com, Economic and Financial Review. 5) www.gsk.com, Our Company, 2009 Annual Report. 6) www.unilever.com, Annual Report & Accounts.

7855 Ivanhoe Avenue, Suite 210 | La Jolla, CA 92037 | (858) 454-4837 | info@mundoval.com

Mundoval Fund Global Value Investing